UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2022
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
Europe House
Sderot Sha’ul HaMelech 37
Tel Aviv-Yafo, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On July 28, 2022, Riskified Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 37 Sderot Sha’ul HaMelech St., Tel Aviv-Yafo 6492806, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 23, 2022.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-258461 and 333-265150).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: July 28, 2022	Name:	Eido Gal
	Title:	Chief Executive Officer